
15008247

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
DEC 0 8 2015
WASH, D.C.
189
SECTION

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Year Ended December 31, 2014

Commission file number 1-32575

SHELL PROVIDENT FUND
P.O. Box 1438
Houston, Texas 77251-1438

ROYAL DUTCH SHELL plc
Carel van Bylandtlaan 30
2596 HR The Hague, The Netherlands

SHELL PROVIDENT FUND

Page

Index to Financial Statements

(a) Financial Statements:

(b) Exhibit:

Note: Certain schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SHELL PROVIDENT FUND



By: ______________________

James C. Smith
Plan Administrator

Date: June 15, 2015



Report of Independent Registered Public Accounting Firm

To the Administrator of Shell Provident Fund:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Shell Provident Fund (the "Plan") at December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental schedule of assets (held at year end) at December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of assets (held at year end) is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

June 15, 2015

Shell Provident Fund
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Assets:		
Investments at fair value:		
Short-term investments	$ 1,196,254,402	$ 1,420,272,872
Common stock/ADRs	789,604,216	872,820,313
Common/collective funds	3,749,207,604	3,335,489,382
Registered investment company funds	4,388,095,930	4,179,408,498
Self-directed brokerage accounts	286,912,792	236,695,487
Total investments at fair value	10,410,074,944	10,044,686,552
Receivables:		
Interest and other receivables	13,762,298	59,100,909
Notes receivable from participants	153,225,271	148,829,928
Total receivables	166,987,569	207,930,837
Total assets	10,577,062,513	10,252,617,389
Liabilities:		
Accounts payable	7,438,389	30,257,784
Total liabilities	7,438,389	30,257,784
Net assets available for benefits	$ 10,569,624,124	$10,222,359,605

The accompanying notes are an integral part of these financial statements.

Shell Provident Fund
Statement of Changes in Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Additions:		
Investment income		
Dividends and interest	$ 347,902,648	$ 258,454,767
Net appreciation/(depreciation) in fair value of investments		
Common stock/ADRs	(50,358,025)	39,251,796
Common/collective funds	274,594,374	523,959,484
Registered investment company funds	(4,495,676)	538,580,901
Self-directed brokerage accounts	6,047,338	19,878,077
	573,690,659	1,380,125,025
Interest income on notes receivables from participants	4,780,099	4,667,380
Contributions		
Participant	247,190,409	235,847,126
Employer	213,556,744	204,892,012
Rollover/other	126,263,517	43,211,345
	587,010,670	483,950,483
Total additions	1,165,481,428	1,868,742,888
Deductions:		
Participant distributions and withdrawals	806,952,211	663,167,031
Administrative expenses	11,264,698	4,198,919
Total deductions	818,216,909	667,365,950
Net increase	347,264,519	1,201,376,938
Net assets available for benefits:		
Beginning of year	10,222,359,605	9,020,982,667
End of year	$10,569,624,124	$10,222,359,605

The accompanying notes are an integral part of these financial statements.

1. Plan Description

General
The Shell Provident Fund ("the Plan") is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and is described more fully in the Plan Instrument (the Regulations) and Trust Agreement, which govern the Plan.

Eligibility
Employees of Shell Oil Company and certain affiliated companies ("Contributing Companies") may elect to contribute up to 50% of their eligible compensation on a pre-tax basis and up to 25% on an after-tax basis to the Plan, subject to federal tax limitations for all contributions. All new employees or rehired employees who do not elect otherwise are automatically enrolled to contribute 3% of their base pay on a pre-tax basis. The Contributing Companies make contributions to each participant's account based on their base and variable pay after completion of the period of service shown in the following table:

1 year accredited service	2.5%
6 years accredited service	5.0%
9 years accredited service	10.0%

Each participant's account is credited with the participant's and company contributions along with investment returns based on each participant's investment direction. Participants may direct the investment of their account balances into various investment options including short-term investments, a company stock fund, common/collective funds, registered investment company funds (mutual funds), and a self-directed brokerage account ("BrokerageLink"). For participants who do not select an investment election, contributions, as well as rollovers to the Plan, loan repayments, and restored forfeitures are credited to a BlackRock LifePath Fund (default fund) based on their date of birth.

Investment managers of the investment options invest funds at their discretion, as governed by the Plan instrument, investment manager agreements and prospectuses. The BrokerageLink account provides participants access to zero coupon, mortgage-backed, corporate, and government bonds, US Treasuries, certificates of deposit, equities, and various mutual funds. Investments in the Plan are valued at the end of each business day.

Vesting and Withdrawals
Participants are immediately vested in all contributions to their accounts plus actual earnings or losses thereon. Participants may withdraw their account balances upon termination of service or may delay distribution until as late as April 1 following the year in which they reach age 70-1/2. Active employees age 59-1/2 or older may elect to withdraw their entire account balances or any portion thereof, without incurring any suspension of company contributions. Active employees may withdraw their own after-tax contributions without any time or limit restriction.

A variable payment option, which provides unlimited monthly, quarterly, semi-annual or annual drawdowns of a participant's account, is available for certain qualified Plan distributions.

Employees may elect to roll over an account from another qualified retirement plan into the Plan if certain requirements are met. An employee may withdraw funds that were rolled into the Plan at any time.

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000, after considering the highest loan balance during the previous twelve months, or 50% of their account balance. The loans are secured by the balance in the participant's account and bear interest at a rate established by the Plan Administrator, generally based upon the Prime Rate. Interest rates on loans issued during 2014 and 2013 were 3.25% respectively.

Forfeiture Account
At December 31, 2014 and 2013, forfeited non-vested accounts totaled $90,236 and $35,444 respectively. These accounts will be used to reduce current and future employer contributions and to pay Plan expenses. Also in 2014 and 2013, Plan expenses were reduced by $127,657 and $0 from forfeited non-vested accounts.

Plan Expenses
There are investment fees and expenses associated with each Plan investment option. Investment fees are generally charged directly against assets of the investment option, and include such items as the costs expressed in the expense ratio plus brokerage fees incurred by the fund. Participants who utilize the Plan's BrokerageLink investment feature are also responsible for brokerage fees and commissions. Participants that enroll in the Plan's managed account service will incur a separate fee for that service.

The administrative expenses associated with the Plan include costs for accounting, custodial, recordkeeping, and other internal or external service providers. While participant accounts have not been charged for such administrative expenses in recent years due to the application of various credits applied towards Plan expenses, under the terms of the Plan, operating and administrative expenses can be charged directly to participants' accounts.

Under the Plan's recordkeeping agreement, the Plan receives payments (revenue credits) for the amount that revenue sharing related to the Plan's investment options exceeds specified Plan expenses. The Plan uses revenue credits to pay for additional costs of operating the Plan. In the event that revenue credits exceed these Plan costs, residual amounts will be allocated to participant accounts on a schedule and in a manner established by the Plan Administrator. During 2014 and 2013, the Plan received revenue credit deposits in the amount of $7,172,557 and $7,797,220 respectively. During 2014 and 2013, the Plan used revenue credits in the amount of $1,082,281 and $12,523 respectively to pay direct expenses and allocated $6,000,000 and $7,548,281 respectively to participants' account. Amounts received on account of litigation settlements can also be used by the Plan to pay Plan expenses.

In the event that Plan expenses exceed the amounts available as described above, residual operating expenses will be charged to participants' accounts.

Some Plan service providers are paid directly by Shell Oil Company (Shell) on the Plan's behalf. When service providers are paid by Shell on the Plan's behalf, Shell is reimbursed by the Plan for such expenses to the extent permitted by law. Unreimbursed expenses incurred by Shell totaled $682,927 and $77,672 at December 31, 2014 and 2013, respectively, and are included in accounts payable. Other indirect costs (including Trustee/Plan Administrator salaries and data processing expenses) are absorbed by the Contributing Companies.

The Plan is intended to be an ongoing part of the benefit plans of the Contributing Companies. However, the right is reserved to amend or terminate the Plan. Should the Plan be terminated, participants will receive payment of their account balances.

2. Accounting Policies

The financial statements of the Plan are prepared on the accrual basis of accounting.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Investment Committee determines the Plan's valuation policies utilizing information provided by the investment advisers, custodians and insurance company. See Note 8 for fair value measurement.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013.

Brokerage commissions, transfer taxes, and other fees are added to the cost of purchases or deducted from the proceeds of sales. Purchases and sales and securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year. Participant distributions or withdrawals are recorded when paid.

3. Investment in the Plan

The following presents investments that represent 5% or more of the Plan's net assets.

(in millions)	December 31, 2014	December 31, 2013
Thrift Fund	$ 1,197	$ 1,422
U.S. Equity Index Fund	1,127	1,025
Royal Dutch Shell Stock Fund	804	876

4. Line of Credit of the Plan

The Thrift Fund and Royal Dutch Shell Stock Fund have an available line of credit to fund redemptions as needed. At December 31, 2014 and December 31, 2013 the Shell Provident Fund had no amounts outstanding under the line of credit.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits.

6. Federal Income Tax Exemption

The Internal Revenue Service (the "IRS") issued a favorable determination letter dated June 27, 2014, stating the Plan is qualified under Section 401(a) and the trust is exempt from taxation under Section 501(a) of the Internal Revenue Code (the "Code"). It is anticipated that the IRS will issue a favorable letter for those plan amendments not covered by the latest letter in subject areas upon which they have agreed to rule. It is the opinion of counsel that the amendments falling within the subject areas upon which the IRS has indicated it will not rule do not violate Sections 401(a) and 501(a) of the Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for the Plan for any tax periods in progress. As of December 31, 2014, the Plan Administrator believes that it is no longer subject to income tax examination for years prior to 2011.

7. Reconciliation of the Financials to Schedule H of Form 5500

The following is a reconciliation of the Plan's net assets available for benefits per the financial statements at December 31, 2014 and 2013 to Schedule H of Form 5500:

	2014	2013
Net assets per financial statements	$10,569,624,124	$10,222,359,605
Deemed distributions of participant loans	(5,270,414)	(4,816,314)
Net assets available for benefits per Schedule H	$10,564,353,710	$10,217,543,291

The following is a reconciliation of total expenses paid per the financial statements for the year ending December 31, 2014 to Schedule H of Form 5500:

Total deductions per the financial statements	$818,216,909
Deemed distributions of participant loans	700,104
Deemed distributions of participant loans – offset during plan year	(246,004)
Total expenses paid per Schedule H of Form 5500	$818,671,009

Amounts allocated to deemed distributions of participant loans are recorded as notes receivables from participants in the financial statements and recorded as an expense on Schedule H on Form 5500.

8. Fair Value Measurement

ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the assets or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2014 and 2013.

Common Stocks and Rights/Warrants
Valued at the closing price reported on the active market on which the individual securities are traded.

Corporate Bonds/Other Fixed Income Funds
Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Registered Investment Company Funds (Mutual Funds)
Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common/Collective Funds
Value at the NAV of units of a bank collective trust. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

U.S. Government Securities
Valued using the pricing models maximizing the use of observable inputs for similar securities.

Short-Term Investments
Short-Term investments, including commercial paper having 60 days or less to maturity are recorded at amortized cost, which approximates fair value.

Shell Provident Fund
Notes to Financial Statements
December 31, 2014 and 2013

The following sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2014 and 2013:

	Assets at Fair Value as of December 31, 2014			
	Level 1	Level 2	Level 3	Total
Short-term investments	$ -	$ 1,208,887,266	$ -	$ 1,208,887,266
Common stock	789,604,216	-	-	789,604,216
Common/collective funds:				
Large cap stock	-	1,443,768,325	-	1,443,768,325
Mid cap stock	-	356,265,575	-	356,265,575
Small cap stock	-	95,248,122	-	95,248,122
Fixed income fund	-	725,691,289	-	725,691,289
Blended fund	-	739,557,734	-	739,557,734
Specialty	-	11,140,074	-	11,140,074
International	-	377,536,485	-	377,536,485
Total common/collective funds	-	3,749,207,604	-	3,749,207,604
Registered investment co. funds:				
Large cap stock	1,342,620,039	-	-	1,342,620,039
Mid cap stock	490,616,309	-	-	490,616,309
Small cap stock	166,888,620	-	-	166,888,620
Fixed income fund	625,218,908	-	-	625,218,908
Blended fund	562,942,316	-	-	562,942,316
Specialty	509,816,127	-	-	509,816,127
International	576,221,092	-	-	576,221,092
Money market funds	101,139,655	-	-	101,139,655
Total registered investment co. funds	4,375,463,066	-	-	4,375,463,066
Self-directed brokerage acct:				
Short-term investments	-	5,393,948	-	5,393,948
Common stock	153,494,947	-	-	153,494,947
Corporate bonds/other				-
fixed income funds	-	3,858,220	-	3,858,220
Registered investment co. funds	55,877,768	-	-	55,877,768
Money market funds	65,944,878	-	-	65,944,878
U.S. government securities		2,261,934	-	2,261,934
Rights/warrants	81,097	-	-	81,097
Total self-directed brokerage acct	275,398,690	11,514,102	-	286,912,792
Total assets at fair value	$ 5,440,465,972	$ 4,969,608,972	$ -	$ 10,410,074,944

Shell Provident Fund
Notes to Financial Statements
December 31, 2014 and 2013

	Assets at Fair Value as of December 31, 2013			
	Level 1	Level 2	Level 3	Total
Short-term investments	$ -	$ 1,420,272,872	$ -	$ 1,420,272,872
Common stock	872,820,313	-	-	872,820,313
Common/collective funds:				
Large cap stock	-	511,326,085	-	511,326,085
Mid cap stock	-	44,139,276	-	44,139,276
Small cap stock	-	438,645,506	-	438,645,506
Fixed income fund	-	256,908,532	-	256,908,532
Blended fund	-	1,839,290,970	-	1,839,290,970
Specialty	-	142,501,114	-	142,501,114
International	-	102,677,899	-	102,677,899
Total common/collective funds	-	3,335,489,382	-	3,335,489,382
Registered investment co. funds:				
Large cap stock	1,251,339,907	-	-	1,251,339,907
Mid cap stock	500,579,224	-	-	500,579,224
Small cap stock	194,844,279	-	-	194,844,279
Fixed income fund	565,439,982	-	-	565,439,982
Blended fund	524,408,901	-	-	524,408,901
Specialty	443,944,627	-	-	443,944,627
International	593,879,572	-	-	593,879,572
Money market funds	104,972,006	-	-	104,972,006
Total registered investment co. funds	4,179,408,498	-	-	4,179,408,498
Self-directed brokerage acct:				
Short-term investments	-	5,051,384	-	5,051,384
Common stock	124,679,043	-	-	124,679,043
Corporate bonds/other				-
fixed income funds	-	3,470,881	-	3,470,881
Registered investment co. funds	38,703,830	-	-	38,703,830
Money market funds	63,156,253	-	-	63,156,253
U.S. government securities	-	1,496,111	-	1,496,111
Rights/warrants	137,985	-	-	137,985
Total self-directed brokerage acct	226,677,111	10,018,376	-	236,695,487
Total assets at fair value	$ 5,278,905,922	$ 4,765,780,630	$ -	$ 10,044,686,552

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Fair Value of Investments in Entities that Use Net Asset Value

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2014 and 2013, respectively.

December 31, 2014	Fair Value (in Millions)	Unfunded Commitments (in Millions)	Redemption Frequency (if Currently Eligible)	Redemption Notice Period
Common/collective funds				
Large Cap Stock	$ 1,444	n/a	Daily	n/a
Mid Cap Stock	356	n/a	Daily	n/a
Small Cap Stock	95	n/a	Daily	n/a
Fixed Income	726	n/a	Daily	n/a
Blended Funds	740	n/a	Daily	n/a
Specialty Funds	11	n/a	Daily	n/a
International Funds	378	n/a	Daily	n/a
Registered Investment Co. funds				
Large cap stock	1,343	n/a	Daily	n/a
Mid cap stock	491	n/a	Daily	n/a
Small cap stock	167	n/a	Daily	n/a
Fixed income	625	n/a	Daily	n/a
Blended fund	563	n/a	Daily	n/a
Specialty	510	n/a	Daily	n/a
International	576	n/a	Daily	n/a
Money Market	101	n/a	Daily	n/a

December 31, 2013	Fair Value (in Millions)	Unfunded Commitments (in Millions)	Redemption Frequency (if Currently Eligible)	Redemption Notice Period
Common/collective funds				
Large Cap Stock	$ 511	n/a	Daily	n/a
Mid Cap Stock	44	n/a	Daily	n/a
Small Cap Stock	439	n/a	Daily	n/a
Fixed Income	257	n/a	Daily	n/a
Blended Funds	1,839	n/a	Daily	n/a
Specialty Funds	143	n/a	Daily	n/a
International Funds	103	n/a	Daily	n/a
Registered Investment Co. funds				
Large cap stock	1,251	n/a	Daily	n/a
Mid cap stock	501	n/a	Daily	n/a
Small cap stock	195	n/a	Daily	n/a
Fixed income	565	n/a	Daily	n/a
Blended fund	524	n/a	Daily	n/a
Specialty	444	n/a	Daily	n/a
International	594	n/a	Daily	n/a
Money Market	105	n/a	Daily	n/a

9. Transactions with Parties-in-Interest

Shell, the Trustees, the Plan Administrator and certain other Plan service providers qualify as parties-in-interest. In addition, the Plan invests in Royal Dutch Shell plc American Depository Shares and certain funds maintained by affiliates of the Plan's record keeper, which qualify as party-in-interest transactions. Transactions with these parties-in-interest qualify for exemptions from the prohibited transaction rules. Notes receivable from participants also qualify as party-in-interest transactions.

10. Subsequent Events

Management has evaluated all subsequent event transactions and events after the Statement of Net Assets Available for Benefits date through the date on which these financial statements were issued and, except as already included in the notes to the financial statements, has determined that no additional items require disclosure.

Supplemental Schedule

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 74-6171855
Plan No. 002
December 31, 2014

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Par Value	Rate Percentage	Maturity Date	(d) Cost	(e) Current Value
	Thrift Fund					
	ATLANTIC AST VCP 1ML+6 8/3/15P	26,000,000	0.022%	8/3/15	**	25,996,984
	AUTOBAHN FUNDIN CP .05% 1/02/1	12,000,000	0.000%	1/2/15	**	12,000,000
	BANK NOVA SC YCD 1ML+7 5/15/15	19,000,000	0.023%	5/15/15	**	18,998,537
	BANK OF TOK-NY Y$CD .134% 01/0	9,000,000	0.013%	1/2/15	**	8,999,977
	BANK OF TOK-NY Y$CD .136% 01/0	9,000,000	0.014%	1/6/15	**	8,999,934
	BANK OF TOK-NY Y$CD .25% 02/03	5,000,000	0.025%	2/3/15	**	5,000,235
	BANK OF TOK-NY Y$CD .25% 02/24	6,000,000	0.025%	2/24/15	**	6,000,457
	BANK OF TOK-NY Y$CD .25% 03/27	10,000,000	0.025%	3/27/15	**	10,000,713
	BANK OF TOK-NY Y$CD .25% 05/01	18,000,000	0.025%	5/1/15	**	17,998,783
	BK MONT CHI YCD 1ML+8 7/21/15	2,000,000	0.025%	7/21/15	**	1,999,766
	BK MONT CHI YCD 1ML+8 8/18/15	5,000,000	0.024%	8/18/15	**	4,999,345
	BK MONTREAL YCD 1ML+8 07/20/15	2,000,000	0.025%	7/20/15	**	1,999,776
	BK MONTREAL YCD 1ML+8 7/14/15	4,000,000	0.024%	7/14/15	**	3,999,980
	BK MONTREAL YCD 1ML+9 09/11/15	10,000,000	0.025%	9/11/15	**	10,000,000
	BK NOV HOU YCD 1ML+10 08/28/15	5,000,000	0.026%	8/28/15	**	5,002,075
	BK NOV HOU YCD 1ML+9 08/07/15C	5,000,000	0.025%	8/7/15	**	4,998,070
	BK NOVA CTFY$CD 1ML+16 6/09/15	5,000,000	0.032%	6/9/15	**	5,000,110
	BK NOVA HOUSTON Y$CD .25% 04/0	14,000,000	0.025%	4/7/15	**	14,002,631
	BK NVA HOU YCD 1ML+10 9/18/15C	11,000,000	0.026%	9/18/15	**	11,006,919
	BK OF MONT CHI Y$CD .25% 06/05	5,000,000	0.025%	6/5/15	**	4,999,134
	BMO HARRIS BK CD .24% 01/30/15	12,000,000	0.024%	1/30/15	**	12,000,598
	BMO HARRIS BK CD .25% 02/17/15	10,000,000	0.025%	2/17/15	**	10,001,198
	BNP PARBS F YCP .02% 1/02/15	43,588,000	0.000%	1/2/15	**	43,588,000
	BNP PARIBAS NY Y$CD .25% 03/03	10,000,000	0.025%	3/3/15	**	9,999,999
	C SUISS NY Y$CD 1ML+18 6/11/15	8,000,000	0.034%	6/11/15	**	7,999,296
	CA CIB NY BRH Y$CD .25% 01/05/	5,000,000	0.025%	1/5/15	**	5,000,118
	CA CIB NY BRH Y$CD .28% 04/01/	25,000,000	0.028%	4/1/15	**	25,000,000
	CAISSE CTRL DES YCP .12% 1/05/	17,000,000	0.000%	1/5/15	**	16,999,692
	CAISSE CTRL DES YCP .27% 3/23/	10,000,000	0.000%	3/23/15	**	9,995,331
	CIBC NY BR YCD 1ML+16 06/03/15	5,000,000	0.032%	6/3/15	**	5,000,000
	CIBC NY BRH Y$CD 1ML+7 6/17/15	2,000,000	0.023%	6/17/15	**	1,999,810
	CIBC NY Y$CD 1ML+13 09/11/15	15,000,000	0.029%	9/11/15	**	15,000,600
	CIBC NY Y$CD 1ML+16 06/01/15	5,000,000	0.032%	6/1/15	**	5,000,000
	CIC NY BRH Y$CD .3% 01/08/15	1,800,000	0.030%	1/8/15	**	1,800,042
	COMMONWEALTH VCP 1ML+9 7/20/15	10,000,000	0.025%	7/20/15	**	9,999,430
	COMMONWEALTH VCP 1ML+9 7/22/15	10,000,000	0.026%	7/22/15	**	9,999,410
	CREDIT AG (TD) TD .07% 01/02/1	29,000,000	0.007%	1/2/15	**	29,000,000
	CS AG NY BR Y$CD 0.29% 2/6/15C	5,000,000	0.029%	2/6/15	**	5,000,462
	CS AG NY BR YCD 1ML+15 4/2/15C	7,000,000	0.031%	4/2/15	**	6,999,664
	CS AG NYBR YCD 1ML+15 4/13/15C	11,000,000	0.031%	4/13/15	**	10,999,351
	DNB BANK ASA YCP .25% 3/18/15	2,000,000	0.000%	3/18/15	**	1,999,293
	DNB BANK ASA YCP .25% 6/01/15	6,000,000	0.000%	6/1/15	**	5,994,115
	FHLB 0.25% 8/27/15	10,000,000	0.025%	8/27/15	**	9,994,270
	FHLBDN 0% 02/18/15	25,000,000	0.000%	2/18/15	**	24,999,175
	FHLBDN 0% 1/21/15	20,000,000	0.000%	1/21/15	**	19,999,780
	FHLMCDN 0% 02/20/15	50,000,000	0.000%	2/20/15	**	49,998,300
	GOTHAM FUNDING YCP .15% 1/05/1	4,000,000	0.000%	1/5/15	**	3,999,933
	JPMORG SECS CP .3% 5/26/15	25,000,000	0.000%	5/26/15	**	24,977,830
	JPMS LLC IM VCP 1ML+10 4/22/15	6,000,000	0.027%	4/22/15	**	5,999,592
	JPMS LLC IM VCP 1ML+10 4/27/15	10,000,000	0.027%	4/27/15	**	9,999,270
	LANDESBANK BADE Y$CD .16% 01/0	33,000,000	0.016%	1/2/15	**	32,999,891
	LANDESBANK BADE Y$CD .16% 01/0	26,000,000	0.016%	1/6/15	**	25,999,740
	LP PINEWOOD SPV TAXBLE L=WF V7	3,000,000	0.016%	2/1/18	**	3,000,000
	MUFJ TR NY Y$CD .28% 04/14/15	2,000,000	0.028%	4/14/15	**	2,000,057
	NATAUST YECD .25% 03/10/15	25,000,000	0.025%	3/10/15	**	25,004,305
	NATAUST YECD 1ML+6 1/5/15	10,000,000	0.022%	1/5/15	**	10,000,000
	NATIONAL BK CA 1ML+18 03/10/15	2,000,000	0.034%	3/10/15	**	2,000,026
	NATIONAL BK CA 1ML+18 3/20/15	19,000,000	0.035%	3/20/15	**	19,001,121
	NATIONAL BK CA 1ML+21 06/18/15	15,000,000	0.038%	6/18/15	**	15,000,630
	NATIXIS NY BRH Y$CD .25% 02/02	25,000,000	0.025%	2/2/15	**	25,000,915
	NATIXIS NY BRH Y$CD .26% 03/02	15,000,000	0.026%	3/2/15	**	15,000,252
	NATIXS NY YCD 1ML+10 10/23/15P	7,000,000	0.026%	10/23/15	**	6,998,817
	NATNWDE(UGTD YCP :15% 1/05/15	13,900,000	0.000%	1/5/15	**	13,899,748
	PNCNA CP .35% 8/07/15	5,000,000	0.000%	8/7/15	**	4,989,172
	RABOBANK NY BRH Y$CD .25% 06/0	15,000,000	0.025%	6/5/15	**	14,997,399
	RABOBANK NY BRH Y$CD .25% 06/0	10,000,000	0.025%	6/5/15	**	9,998,267
	RABDBANK NY YCD 1ML+5 1/5/15	6,000,000	0.021%	1/5/15	**	6,000,000
	ROYAL BK CA YCD 1ML+7 06/26/15	7,000,000	0.024%	6/26/15	**	6,999,587
	ROYAL BK CDA YCD 1ML+8 4/15/15	25,000,000	0.024%	4/15/15	**	24,999,175
	ROYAL BK CDA YCD 1ML+8 4/9/15	5,000,000	0.024%	4/9/15	**	4,999,865
	ROYAL BK CDA YCD 1ML+8 7/23/15	5,000,000	0.024%	7/23/15	**	4,999,405
	RYL BK CD Y$CD 3ML+3 12/11/15	13,000,000	0.027%	12/11/15	**	12,997,699
	STATE ST BK TR CD 3ML+0 6/8/15	5,000,000	0.024%	6/8/15	**	4,999,565

Shell Provident Fund

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 74-6171855
Plan No. 002
December 31, 2014

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Par Value	Rate Percentage	Maturity Date	(d) Cost	(e) Current Value
	SUMITOMO NY BRH Y$CD .14% 01/0	6,000,000	0.014%	1/6/15	**	5,999,950
	SUMITOMO NY BRH Y$CD .24% 01/0	5,000,000	0.024%	1/5/15	**	5,000,035
	SUMITOMO NY BRH Y$CD .24% 02/2	2,000,000	0.024%	2/23/15	**	2,000,060
	SUMITOMO NY BRH Y$CD .24% 03/0	5,000,000	0.024%	3/6/15	**	4,999,729
	SUMITOMO NY BRH Y$CD .24% 03/2	6,000,000	0.024%	3/23/15	**	5,999,589
	SUMITOMO NY BRH Y$CD .26% 01/2	5,000,000	0.026%	1/26/15	**	5,000,252
	SUMITOMO NY BRH Y$CD .26% 02/0	3,000,000	0.026%	2/2/15	**	3,000,110
	SUMITOMO NY BRH Y$CD .26% 02/1	15,000,000	0.026%	2/17/15	**	15,000,797
	SUMITOMO NY YCD 1ML+18 6/15/15	10,000,000	0.034%	6/15/15	**	10,000,320
	SUMITOMO NY YCD 1ML+7 3/19/15	2,000,000	0.023%	3/19/15	**	2,000,008
	SUMITOMO TR NY Y$CD .24% 01/02	5,000,000	0.024%	1/2/15	**	5,000,014
	SUMITOMO TR NY Y$CD .24% 01/12	5,000,000	0.024%	1/12/15	**	5,000,083
	SUMITOMO TR NY Y$CD .24% 01/22	5,000,000	0.024%	1/22/15	**	5,000,153
	SUMITOMO TR NY Y$CD .24% 02/09	20,000,000	0.024%	2/9/15	**	20,000,442
	SUMITOMO TR NY Y$CD .24% 03/10	5,000,000	0.024%	3/10/15	**	4,999,712
	SUMITOMO TR NY Y$CD .24% 04/01	5,000,000	0.024%	4/1/15	**	4,999,494
	SUMITOMO TR NY Y$CD .24% 04/03	5,000,000	0.024%	4/3/15	**	4,999,483
	SVENSKA 1ML+15 06/15/15 EX144A	3,000,000	0.031%	6/15/15	**	2,999,991
	SVENSKA 1ML+15 06/26/15 144A	10,000,000	0.032%	6/26/15	**	9,999,020
	SVENSKA YCP .25% 6/05/15	18,000,000	0.000%	6/5/15	**	17,979,876
	SWEDBANK AB NY Y$CD .26% 04/17	11,000,000	0.026%	4/17/15	**	11,000,326
	SWEDBANK AB YCP .25% 1/12/15	3,000,000	0.000%	1/12/15	**	2,999,914
	SWEDBANK AB YCP .25% 1/21/15	4,000,000	0.000%	1/21/15	**	3,999,767
	SWEDBANK AB YCP .25% 1/28/15	4,000,000	0.000%	1/28/15	**	3,999,640
	TOR DOM Y$CD .24% 02/10/15	3,000,000	0.024%	2/10/15	**	3,000,375
	TOR DOM Y$CD .3% 06/12/15	20,000,000	0.030%	6/12/15	**	20,008,124
	TOR DOM Y$CD .3% 06/16/15	3,000,000	0.030%	6/16/15	**	3,001,249
	TOR DOM Y$CD .31% 07/02/15	3,000,000	0.031%	7/2/15	**	3,001,215
	TOR DOM Y$CD 1ML+6 05/18/15	5,000,000	0.022%	5/18/15	**	4,999,600
	TOR DOM Y$CD 1ML+7 6/8/15	5,000,000	0.023%	6/8/15	**	4,999,575
	TOR DOM Y$CD 1ML+9 10/06/15	8,000,000	0.025%	10/6/15	**	7,998,792
	TOYOTACR CP .25% 3/25/15	4,000,000	0.000%	3/25/15	**	3,998,712
	UBS AG ST YCD 1ML+11 3/5/15C	13,000,000	0.027%	3/5/15	**	12,999,571
	UBS AG STAM Y$CD 0.34% 6/9/15C	10,000,000	0.034%	6/9/15	**	10,002,661
	USTN .25% 02/28/15	5,000,000	0.025%	2/28/15	**	5,001,365
	USTN 0.375% 6/15/15	25,000,000	0.038%	6/15/15	**	25,027,350
	USTN 1.875% 6/30/15	45,000,000	0.188%	6/30/15	**	45,386,730
	WELLS BK NA CD 1ML+8 08/18/15	1,000,000	0.024%	8/18/15	**	999,869
	WELLS FARGO CD 1ML+8 08/03/15	3,000,000	0.024%	8/3/15	**	2,999,655
	WELLS FARGO CD 1ML+8 08/04/15	2,000,000	0.024%	8/4/15	**	1,999,766
*	Shell Money Market Portfolio	-	-	N/A	**	5,617,414
	Common/Collective Funds					
	1-3 Year Government Bond Index Fund		Comm Funds		**	32,329,320
	20+ Treasury Bond Index Fund		Comm Funds		**	96,650,222
	Backrock Eafe Equity Index Fund		Comm Funds		**	377,536,485
	Developed Real Estate Indx Fund F		Comm Funds		**	11,140,074
	Emerging Markets Index Non Lendable Fund		Comm Funds		**	84,852,988
*	U.S. Equities Index Fund		Comm Funds		**	1,126,214,486
	Government/Credit Bond Index Fund		Comm Funds		**	51,414,196
	Intermediate Government Bond		Comm Funds		**	42,578,190
	Lifepath 2020		Comm Funds		**	161,525,352
	Lifepath 2025		Comm Funds		**	34,281,667
	Lifepath 2030		Comm Funds		**	131,438,117
	Lifepath 2035		Comm Funds		**	25,294,463
	Lifepath 2040		Comm Funds		**	96,632,644
	Lifepath 2045		Comm Funds		**	13,248,254
	Lifepath 2050		Comm Funds		**	41,517,323
	Lifepath 2055		Comm Funds		**	7,120,113
	Lifepath Retirement		Comm Funds		**	143,646,813
	Mid Cap Equity Index Fund		Comm Funds		**	356,265,575
	Russell 1000 Growth Index Fund		Comm Funds		**	31,798,391
	Russell 1000 Index Fund		Comm Funds		**	87,962,079
	Russell 1000 Value Index Fund		Comm Funds		**	43,089,813
	Russell 2000 Growth Index Fund		Comm Funds		**	23,787,473
	Russell 2000 Index Fund		Comm Funds		**	46,260,797
	Russell 2000 Value Index Fund		Comm Funds		**	25,199,852
	U.S. Debt Index Fund		Comm Funds		**	456,294,744
	U.S. Tips Fund		Comm Funds		**	46,424,617

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 74-6171855
Plan No. 002
December 31, 2014

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Par Value	Rate Percentage	Maturity Date	(d) Cost	(e) Current Value
	U.S. Equity Market Fund		Comm Funds		**	154,703,556
	Royal Dutch Shell Stock Fund					
*	Royal Dutch Shell Stock Fund		Stock/ADSs		**	789,604,216
*	Fidelity Instutional Cash Portfolio		Mutual Fund			12,632,864
	Registered Investment Company Shares					
	AllianceBernstein Discovery Value Fund Class I		Mutual Funds		**	1,433,018
	Aberdeen Global Fixed Income Fund Institutional Class		Mutual Funds		**	1,498,172
	American Beacon Balanced Fund Institutional Class		Mutual Funds		**	2,955,189
	American Beacon International Equity Fund Institutional Class		Mutual Funds		**	1,916,636
	American Beacon Large Cap Value Fund Class Institutional		Mutual Funds		**	42,281,769
	American Beacon Short Term Bond Fund Institutional Class		Mutual Funds		**	1,122,958
	Alger Capital Appreciation Portfolio Class I-2		Mutual Funds		**	20,693,729
	Alger Mid Cap Growth Portfolio Class I-2		Mutual Funds		**	4,910,009
	Alger Small Cap Growth Portfolio Class I-2		Mutual Funds		**	1,781,692
	AllianzGI NFJ Small-Cap Value Fund Institutional Class		Mutual Funds		**	27,565,045
	American Century Investments Large Company Value Fund Inst Class		Mutual Funds		**	4,846,747
	American Century Investments Small Company Fund Institutional Class		Mutual Funds		**	711,509
	American Century Investments Ultra® Fund Institutional Class		Mutual Funds		**	816,625
	AMG Managers Special Equity Fund Class Institutional		Mutual Funds		**	1,266,253
	AMG Managers Cadence Capital Appreciation Fund Institutional Class		Mutual Funds		**	433,345
	AMG Managers Cadence Mid Cap Fund Institutional Class		Mutual Funds		**	899,746
	AMG Managers Bond Fund Service Class		Mutual Funds		**	35,874,287
	Ariel Appreciation Fund Institutional Class		Mutual Funds		**	7,074,802
	Ariel Fund Institutional Class		Mutual Funds		**	6,696,963
	Artisan International Fund Institutional Class		Mutual Funds		**	36,547,549
	Artisan Mid Cap Value Fund Institutional Class		Mutual Funds		**	14,466,115
	Artisan Mid Cap Fund Institutional Class		Mutual Funds		**	28,304,513
	Baron Asset Fund Institutional Class		Mutual Funds		**	3,258,966
	Baron Growth Fund Institutional Shares		Mutual Funds		**	19,942,817
	Baron Small Cap Fund Institutional Class		Mutual Funds		**	2,139,309
	Calvert Balanced Portfolio Class I		Mutual Funds		**	109,624
	Calvert Bond Portfolio Class I		Mutual Funds		**	1,938,895
	Calvert Capital Accumulation Fund Class I		Mutual Funds		**	222,430
	Calvert Equity Portfolio Class I		Mutual Funds		**	234,638
	Calvert International Equity Fund Class I		Mutual Funds		**	56,093
	ClearBridge Value Trust Class I		Mutual Funds		**	1,177,141
	ClearBridge Aggressive Growth Fund Class I		Mutual Funds		**	23,471,713
	ClearBridge Large Cap Growth Fund Class I		Mutual Funds		**	2,389,710
	Columbia Acorn Select Fund Class Y Shares		Mutual Funds		**	3,533,901
	CRM Mid Cap Value Fund Class Institutional		Mutual Funds		**	2,898,876
	Deutsche Core Equity Fund Institutional Class		Mutual Funds		**	426,013
	Deutsche Equity Dividend Fund Institutional Class		Mutual Funds		**	1,735,246
	Deutsche Croci® International Fund Institutional Class		Mutual Funds		**	332,562
	Deutsche Global Small Cap Fund Institutional Class		Mutual Funds		**	995,698
	Domini Social Investment Trust Social Equity Fund Institutional Class		Mutual Funds		**	1,274,300
	Dreyfus Mid Cap Growth Fund Class I		Mutual Funds		**	1,641,847
*	Fidelity Asset Manager® 20%		Mutual Funds		**	4,133,918
*	Fidelity Asset Manager® 30%		Mutual Funds		**	183,242
*	Fidelity Asset Manager® 40%		Mutual Funds		**	1,466,600
*	Fidelity Asset Manager® 50%		Mutual Funds		**	1,882,753
*	Fidelity Asset Manager® 60%		Mutual Funds		**	3,079,934
*	Fidelity Asset Manager® 70%		Mutual Funds		**	2,111,868
*	Fidelity Asset Manager® 85%		Mutual Funds		**	2,787,679
*	Fidelity® Balanced Fund - Class K		Mutual Funds		**	43,412,857
*	Fidelity® Blue Chip Growth Fund - Class K		Mutual Funds		**	147,412,109
*	Fidelity® Blue Chip Value Fund		Mutual Funds		**	6,719,979
*	Fidelity® Canada Fund		Mutual Funds		**	18,640,078
*	Fidelity® Capital Appreciation Fund - Class K		Mutual Funds		**	20,336,867
*	Fidelity® Capital & Income Fund		Mutual Funds		**	59,630,263
*	Fidelity® Cash Reserves		Mutual Funds		**	35,947,327
*	Fidelity® China Region Fund		Mutual Funds		**	21,711,507
*	Fidelity® Conservative Income Bond Fund		Mutual Funds		**	4,579,835
*	Fidelity® Contrafund® - Class K		Mutual Funds		**	287,450,763
*	Fidelity® Convertible Securities Fund		Mutual Funds		**	9,843,115
*	Fidelity® Corporate Bond Fund		Mutual Funds		**	3,299,753
*	Fidelity® Disciplined Equity Fund - Class K		Mutual Funds		**	2,042,064
*	Fidelity® Diversified International Fund - Class K		Mutual Funds		**	73,982,300
*	Fidelity® Dividend Growth Fund - Class K		Mutual Funds		**	53,988,860
*	Fidelity® Emerging Europe, Middle East, Africa (EMEA) Fund		Mutual Funds		**	914,448

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 74-6171855
Plan No. 002
December 31, 2014

(a)	(b)	(c)			(d)	(e)
		Description of Investment				
	Identity of Issuer, Borrower, Lessor, or Similar Party	Par Value	Rate Percentage	Maturity Date	Cost	Current Value
*	Fidelity® Emerging Markets Discovery Fund		Mutual Funds		**	327,853
*	Fidelity® Emerging Asia Fund		Mutual Funds		**	11,280,294
*	Fidelity® Emerging Markets Fund - Class K		Mutual Funds		**	16,990,451
*	Fidelity® Equity Dividend Income Fund - Class K		Mutual Funds		**	4,943,388
*	Fidelity® Equity-Income Fund - Class K		Mutual Funds		**	73,355,521
*	Fidelity® Europe Fund		Mutual Funds		**	6,822,983
*	Fidelity® Export and Multinational Fund - Class K		Mutual Funds		**	6,189,052
*	Fidelity Fifty®		Mutual Funds		**	4,418,982
*	Fidelity® Floating Rate High Income Fund		Mutual Funds		**	55,696,191
*	Fidelity® Focused High Income Fund		Mutual Funds		**	1,655,658
*	Fidelity® Focused Stock Fund		Mutual Funds		**	10,222,770
*	Fidelity® Four-in-One Index Fund		Mutual Funds		**	4,550,088
*	Fidelity Freedom K® 2055 Fund		Mutual Funds		**	1,129,913
*	Fidelity Freedom K® 2005 Fund		Mutual Funds		**	1,234,248
*	Fidelity Freedom K® 2010 Fund		Mutual Funds		**	15,258,469
*	Fidelity Freedom K® 2015 Fund		Mutual Funds		**	16,199,377
*	Fidelity Freedom K® 2020 Fund		Mutual Funds		**	59,626,107
*	Fidelity Freedom K® 2025 Fund		Mutual Funds		**	26,111,836
*	Fidelity Freedom K® 2030 Fund		Mutual Funds		**	35,244,587
*	Fidelity Freedom K® 2035 Fund		Mutual Funds		**	13,219,205
*	Fidelity Freedom K® 2040 Fund		Mutual Funds		**	21,506,001
*	Fidelity Freedom K® 2045 Fund		Mutual Funds		**	7,628,568
*	Fidelity Freedom K® 2050 Fund		Mutual Funds		**	6,432,658
*	Fidelity Freedom K® Income Fund		Mutual Funds		**	6,207,427
*	Fidelity® Fund - Class K		Mutual Funds		**	3,543,374
*	Fidelity® Global Commodity Stock Fund		Mutual Funds		**	604,310
*	Fidelity® Global High Income Fund		Mutual Funds		**	1,110,103
*	Fidelity® Global Balanced Fund		Mutual Funds		**	2,223,192
*	Fidelity® Global Bond Fund		Mutual Funds		**	99,258
*	Fidelity® Global Equity Income Fund		Mutual Funds		**	225,386
*	Fidelity® Global Strategies Fund		Mutual Funds		**	77,377
*	Fidelity® GNMA Fund		Mutual Funds		**	11,673,583
*	Fidelity® Growth & Income Portfolio - Class K		Mutual Funds		**	44,344,896
*	Fidelity® Growth Company Fund - Class K		Mutual Funds		**	49,583,167
*	Fidelity® Growth Discovery Fund - Class K		Mutual Funds		**	5,249,547
*	Fidelity® Growth Strategies Fund - Class K		Mutual Funds		**	9,123,344
*	Fidelity® High Income Fund		Mutual Funds		**	42,986,605
*	Fidelity® Independence Fund - Class K		Mutual Funds		**	9,374,980
*	Fidelity® Inflation-Protected Bond Fund		Mutual Funds		**	7,583,047
*	Fidelity® Intermediate Bond Fund		Mutual Funds		**	6,791,169
*	Fidelity® International Bond Fund		Mutual Funds		**	213,527
*	Fidelity® International Capital Appreciation Fund		Mutual Funds		**	4,155,267
*	Fidelity® International Discovery Fund - Class K		Mutual Funds		**	12,091,616
*	Fidelity® International Enhanced Index Fund		Mutual Funds		**	274,455
*	Fidelity® International Growth Fund		Mutual Funds		**	2,416,757
*	Fidelity® International Real Estate Fund		Mutual Funds		**	5,474,704
*	Fidelity® International Small Cap Opportunities Fund		Mutual Funds		**	4,166,176
*	Fidelity® International Small Cap Fund		Mutual Funds		**	13,156,214
*	Fidelity® International Value Fund		Mutual Funds		**	397,969
*	Fidelity® Intermediate Government Income Fund		Mutual Funds		**	3,126,372
*	Fidelity® Investment Grade Bond Fund		Mutual Funds		**	6,527,650
*	Fidelity® Japan Fund		Mutual Funds		**	1,796,052
*	Fidelity® Japan Smaller Companies Fund		Mutual Funds		**	2,066,531
*	Fidelity® Large Cap Stock Fund		Mutual Funds		**	11,014,056
*	Fidelity® Latin America Fund		Mutual Funds		**	9,637,863
*	Fidelity® Large Cap Core Enhanced Index Fund		Mutual Funds		**	1,678,909
*	Fidelity® Large Cap Growth Enhanced Index Fund		Mutual Funds		**	460,073
*	Fidelity® Large Cap Value Enhanced Index Fund		Mutual Funds		**	6,950,878
*	Fidelity® Leveraged Company Stock Fund - Class K		Mutual Funds		**	50,392,010
*	Fidelity® Low-Priced Stock Fund - Class K		Mutual Funds		**	147,560,756
*	Fidelity® Limited Term Government Fund		Mutual Funds		**	1,437,613
*	Fidelity® Magellan® Fund - Class K		Mutual Funds		**	69,691,442
*	Fidelity® Mega Cap Stock Fund		Mutual Funds		**	8,755,428
*	Fidelity® Mid Cap Enhanced Index Fund		Mutual Funds		**	4,754,764
*	Fidelity® Mid-Cap Stock Fund - Class K		Mutual Funds		**	23,113,160
*	Fidelity® Mid Cap Value Fund		Mutual Funds		**	12,362,292

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 74-6171855
Plan No. 002
December 31, 2014

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Par Value	Rate Percentage	Maturity Date	(d) Cost	(e) Current Value
*	Fidelity® Mortgage Securities Fund		Mutual Funds		**	1,006,784
*	Fidelity® Nasdaq® Composite Index Fund		Mutual Funds		**	7,709,085
*	Fidelity® New Markets Income Fund		Mutual Funds		**	34,355,353
*	Fidelity® New Millennium Fund		Mutual Funds		**	6,709,842
*	Fidelity® Nordic Fund		Mutual Funds		**	6,361,851
*	Fidelity® OTC Portfolio - Class K		Mutual Funds		**	101,879,320
*	Fidelity® Overseas Fund - Class K		Mutual Funds		**	13,882,261
*	Fidelity® Pacific Basin Fund		Mutual Funds		**	3,988,697
*	Fidelity® Puritan® Fund - Class K		Mutual Funds		**	170,484,672
*	Fidelity® Real Estate Income Fund		Mutual Funds		**	14,707,173
*	Fidelity® Real Estate Investment Portfolio		Mutual Funds		**	40,225,047
*	Fidelity® Money Market Trust Retirement Govt Money Market Portfolio		Mutual Funds		**	6,437,787
*	Fidelity® Money Market Trust Retirement Money Market Portfolio		Mutual Funds		**	10,494,455
*	Fidelity® Select Air Transportation Portfolio		Mutual Funds		**	8,999,976
*	Fidelity® Select Automotive Portfolio		Mutual Funds		**	2,245,994
*	Fidelity® Select Banking Portfolio		Mutual Funds		**	4,113,813
*	Fidelity® Select Biotechnology Portfolio		Mutual Funds		**	93,181,052
*	Fidelity® Select Brokerage and Investment Management Portfolio		Mutual Funds		**	1,616,599
*	Fidelity® Select Chemicals Portfolio		Mutual Funds		**	21,535,895
*	Fidelity® Select Communications Equipment Portfolio		Mutual Funds		**	791,468
*	Fidelity® Select Computers Portfolio		Mutual Funds		**	2,232,938
*	Fidelity® Select Consumer Discretionary Portfolio		Mutual Funds		**	1,127,055
*	Fidelity® Select Consumer Staples Portfolio		Mutual Funds		**	9,815,612
*	Fidelity® Select Construction and Housing Portfolio		Mutual Funds		**	5,704,143
*	Fidelity® Select Consumer Finance Portfolio		Mutual Funds		**	1,624,107
*	Fidelity® Select Defense and Aerospace Portfolio		Mutual Funds		**	7,902,232
*	Fidelity® Select Electronics Portfolio		Mutual Funds		**	10,391,882
*	Fidelity® Select Energy Portfolio		Mutual Funds		**	22,448,402
*	Fidelity® Select Energy Service Portfolio		Mutual Funds		**	16,987,912
*	Fidelity® Select Environment and Alternative Energy Portfolio		Mutual Funds		**	878,861
*	Fidelity® Select Financial Services Portfolio		Mutual Funds		**	4,507,405
*	Fidelity® Select Gold Portfolio		Mutual Funds		**	19,072,856
*	Fidelity® Select Health Care Portfolio		Mutual Funds		**	57,597,487
*	Fidelity® Select Industrial Equipment Portfolio		Mutual Funds		**	970,452
*	Fidelity® Select Industrials Portfolio		Mutual Funds		**	6,364,556
*	Fidelity® Select Insurance Portfolio		Mutual Funds		**	1,901,367
*	Fidelity® Select IT Services Portfolio		Mutual Funds		**	9,662,538
*	Fidelity® Select Leisure Portfolio		Mutual Funds		**	3,574,105
*	Fidelity® Select Materials Portfolio		Mutual Funds		**	7,494,546
*	Fidelity® Select Medical Equipment and Systems Portfolio		Mutual Funds		**	10,680,306
*	Fidelity® Select Medical Delivery Portfolio		Mutual Funds		**	9,773,037
*	Fidelity® Select Money Market Portfolio		Mutual Funds		**	42,270,964
*	Fidelity® Select Multimedia Portfolio		Mutual Funds		**	6,845,417
*	Fidelity® Select Natural Gas Portfolio		Mutual Funds		**	9,772,419
*	Fidelity® Select Natural Resources Portfolio		Mutual Funds		**	7,830,330
*	Fidelity® Select Pharmaceuticals Portfolio		Mutual Funds		**	21,615,731
*	Fidelity® Select Retailing Portfolio		Mutual Funds		**	6,708,421
*	Fidelity® Select Software and Computer Services Portfolio		Mutual Funds		**	9,992,023
*	Fidelity® Select Technology Portfolio		Mutual Funds		**	9,497,519
*	Fidelity® Select Telecommunications Portfolio		Mutual Funds		**	689,830
*	Fidelity® Select Transportation Portfolio		Mutual Funds		**	17,814,303
*	Fidelity® Select Utilities Portfolio		Mutual Funds		**	7,672,307
*	Fidelity® Select Wireless Portfolio		Mutual Funds		**	2,843,968
*	Fidelity® Short-Term Bond Fund		Mutual Funds		**	8,582,940
*	Fidelity® Small Cap Discovery Fund		Mutual Funds		**	50,161,881
*	Fidelity® Small Cap Enhanced Index Fund		Mutual Funds		**	689,866
*	Fidelity® Small Cap Growth Fund		Mutual Funds		**	7,364,700
*	Fidelity® Small Cap Stock Fund		Mutual Funds		**	9,339,225
*	Fidelity® Small Cap Value Fund		Mutual Funds		**	6,569,937
*	Fidelity® Stock Selector All Cap Fund - Class K		Mutual Funds		**	3,200,579
*	Fidelity® Stock Selector Mid Cap Fund		Mutual Funds		**	86,383
*	Fidelity® Stock Selector Small Cap Fund		Mutual Funds		**	3,668,844
*	Fidelity® Stock Selector Large Cap Value Fund		Mutual Funds		**	4,031,518
*	Fidelity® Strategic Dividend & Income® Fund		Mutual Funds		**	17,562,689
*	Fidelity® Strategic Real Return Fund		Mutual Funds		**	560,542
*	Fidelity® Strategic Income Fund		Mutual Funds		**	53,278,963

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 74-6171855
Plan No. 002
December 31, 2014

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Par Value	 Rate Percentage	 Maturity Date	(d) Cost	(e) Current Value
*	Fidelity® Telecom and Utilities Fund		Mutual Funds		**	3,106,113
*	Fidelity® Total Bond Fund		Mutual Funds		**	16,001,101
*	Fidelity® Total Emerging Markets Fund		Mutual Funds		**	444,054
*	Fidelity® Total International Equity Fund		Mutual Funds		**	358,022
*	Fidelity® Trend Fund		Mutual Funds		**	3,060,568
*	Fidelity® U.S. Government Reserves		Mutual Funds		**	5,989,122
*	Fidelity® Value Discovery Fund - Class K		Mutual Funds		**	7,488,861
*	Fidelity® Value Fund - Class K		Mutual Funds		**	75,941,396
*	Fidelity® Value Strategies Fund - Class K		Mutual Funds		**	2,009,534
*	Fidelity® Worldwide Fund		Mutual Funds		**	5,162,439
*	Fidelity® Government Income Fund		Mutual Funds		**	7,198,952
	Franklin Mutual Global Discovery Fund Class Z		Mutual Funds		**	28,551,616
	Franklin Mutual Shares Fund Class Z		Mutual Funds		**	13,310,349
	Franklin Small-Mid Cap Growth Fund Class Advisor		Mutual Funds		**	3,205,102
	FPA Crescent Fund		Mutual Funds		**	46,568,195
	Hartford International Growth Fund Class Y		Mutual Funds		**	1,846,168
	The Hartford SmallCap Growth Fund Class Y		Mutual Funds		**	7,704,643
	Invesco Equity and Income Fund Class R6		Mutual Funds		**	2,278,655
	Invesco Global Small & Mid Cap Growth Fund R5 Class		Mutual Funds		**	1,301,312
	Invesco Growth and Income Fund Class R6		Mutual Funds		**	8,507,453
	Invesco Mid Cap Core Equity Fund Class R6		Mutual Funds		**	3,241,156
	Janus Balanced Fund Class N		Mutual Funds		**	8,517,679
	Janus Enterprise Fund Class N		Mutual Funds		**	3,393,252
	Janus Flexible Bond Fund Class N		Mutual Funds		**	9,950,756
	Janus Fund Class N		Mutual Funds		**	2,877,695
	Janus Global Research Fund Class I Shares		Mutual Funds		**	4,049,565
	Janus Research Fund Class N		Mutual Funds		**	8,830,057
	Janus Twenty Fund Class T		Mutual Funds		**	13,686,433
	John Hancock Small Company Fund Class I		Mutual Funds		**	1,007,328
	Lord Abbett Affiliated Fund Class I		Mutual Funds		**	1,754,346
	Lord Abbett Mid Cap Stock Fund Class I		Mutual Funds		**	3,044,229
	Loomis Sayles Growth Fund Class Y		Mutual Funds		**	407,616
	Loomis Sayles Small Capital Value Fund Institutional Class		Mutual Funds		**	2,395,177
	Morgan Stanley Active International Allocation Portfolio Class I		Mutual Funds		**	330,642
	Morgan Stanley Inst Core Plus Fixed Income Portfolio Class Institutional		Mutual Funds		**	2,693,282
	Morgan Stanley Emerging Markets Portfolio Class I		Mutual Funds		**	5,483,943
	Morgan Stanley Institutional Global Strategist Portfolio Class Institutional		Mutual Funds		**	1,079,192
	Morgan Stanley Growth Portfolio Class I		Mutual Funds		**	5,066,139
	Morgan Stanley International Equity Portfolio Class I		Mutual Funds		**	3,632,127
	Morgan Stanley Mid Cap Growth Portfolio Class I		Mutual Funds		**	6,654,328
	Morgan Stanley Small Company Growth Portfolio Class I		Mutual Funds		**	2,573,877
	Neuberger Berman Core Bond Fund Institutional Class		Mutual Funds		**	182,041
	Neuberger Berman Focus Fund Institutional Class		Mutual Funds		**	77,060
	Neuberger Berman Genesis Fund Institutional Class		Mutual Funds		**	22,622,765
	Neuberger Berman Guardian Fund Institutional Class		Mutual Funds		**	885,105
	Neuberger Berman High Income Bond Fund Institutional Class		Mutual Funds		**	4,493,409
	Neuberger Berman International Equity Fund Institutional Class		Mutual Funds		**	3,657,390
	Neuberger Berman Large Cap Value Fund Institutional Class		Mutual Funds		**	2,775,023
	Neuberger Berman Mid Cap Intrinsic Value Fund Institutional Class		Mutual Funds		**	211,997
	Neuberger Berman Mid Cap Growth Fund Institutional Class		Mutual Funds		**	442,004
	Neuberger Berman Socially Responsive Fund Institutional Class		Mutual Funds		**	1,768,638
	Oakmark Equity And Income Fund Class I		Mutual Funds		**	48,066,649
	Oakmark Fund Class I		Mutual Funds		**	42,929,480
	Oakmark Select Fund Class I		Mutual Funds		**	18,140,486
	PIMCO Global Bond (Unhedged) Fund Institutional Class		Mutual Funds		**	4,781,356
	PIMCO High Yield Fund Institutional Class		Mutual Funds		**	16,547,495
	PIMCO Low Duration Fund Institutional Class		Mutual Funds		**	39,797,899
	PIMCO Long-Term U.S. Government Fund Institutional Class		Mutual Funds		**	19,754,822
	PIMCO Real Return Fund Institutional Class.		Mutual Funds		**	15,761,375
	PIMCO Total Return Fund Institutional Class		Mutual Funds		**	80,943,532
	Rainier Small/Mid Cap Equity Fund Institutional Shares		Mutual Funds		**	2,867,136
	Rice Hall James Micro Cap Portfolio Institutional Class		Mutual Funds		**	2,669,709
	Royce Low-Priced Stock Fund Institutional Class		Mutual Funds		**	4,193,887
	Royce Opportunity Fund Institutional Class		Mutual Funds		**	2,317,355
	Royce Total Return Fund Institutional Class		Mutual Funds		**	865,263
	Royce Value Plus Fund Institutional Class		Mutual Funds		**	3,619,840
	RS Partners Fund Class Y		Mutual Funds		**	4,881,023
	RS Small Cap Growth Fund Class Y		Mutual Funds		**	2,295,171
	RS Value Fund Class Y		Mutual Funds		**	1,457,381
*	Strategic Advisers® Core Income Multi-Manager Fund		Mutual Funds		**	76
*	Strategic Advisers® Core Multi-Manager Fund		Mutual Funds		**	18,827
*	Strategic Advisers® Emerging Markets Fund of Funds		Mutual Funds		**	27,725

Shell Provident Fund
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 74-6171855
Plan No. 002
December 31, 2014

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Par Value	Rate Percentage	Maturity Date	(d) Cost	(e) Current Value
*	Strategic Advisers® Growth Multi-Manager Fund		Mutual Funds		**	26,967
*	Strategic Advisers® Income Opportunities Fund of Funds		Mutual Funds		**	842,420
*	Strategic Advisers® International Multi-Manager Fund		Mutual Funds		**	56,239
*	Strategic Advisers® Small-Mid Cap Multi-Manager Fund		Mutual Funds		**	18,811
*	Strategic Advisers® Value Multi-Manager Fund		Mutual Funds		**	27,054
*	Spartan® 500 Index Fund - Institutional Class		Mutual Funds		**	56,828,155
*	Spartan® Emerging Markets Index Fund - Fidelity Advantage Class		Mutual Funds		**	1,753,007
*	Spartan® Extended Market Index Fund - Fidelity Advantage Class		Mutual Funds		**	17,628,983
*	Spartan® Global ex U.S. Index Fund - Fidelity Advantage Class		Mutual Funds		**	1,617,046
*	Spartan® Inflation-Protected Bond Index Fund - Fidelity Advantage Class		Mutual Funds		**	122,258
*	Spartan® Intermediate Treasury Bond Index Fund - Fidelity Adtv Class		Mutual Funds		**	5,222,332
*	Spartan® International Index Fund - Institutional Class		Mutual Funds		**	92,954,763
*	Spartan® Long-Term Treasury Bond Index Fund - Fidelity Advantage Class		Mutual Funds		**	10,198,521
*	Spartan® Mid Cap Index Fund - Fidelity Advantage Class		Mutual Funds		**	1,240,540
*	Spartan® Real Estate Index Fund - Fidelity Advantage Class		Mutual Funds		**	1,824,229
*	Spartan® Small Cap Index Fund - Fidelity Advantage Class		Mutual Funds		**	898,177
*	Spartan® Short-Term Treasury Bond Index Fund - Fidelity Advantage Class		Mutual Funds		**	2,238,990
*	Spartan® Total Market Index Fund - Institutional Class		Mutual Funds		**	27,030,802
*	Spartan® U.S. Bond Index Fund - Institutional Class		Mutual Funds		**	47,318,007
	TCW Select Equities Fund Class I		Mutual Funds		**	1,795,295
	TCW Small Cap Growth Fund Class I		Mutual Funds		**	727,030
	Templeton Foreign Fund Class Advisor		Mutual Funds		**	8,047,314
	Templeton Growth Fund, Inc. Class Advisor		Mutual Funds		**	4,806,232
	Templeton Developing Markets Trust Class Advisor		Mutual Funds		**	3,822,199
	Templeton Foreign Smaller Companies Fund Class Advisor		Mutual Funds		**	2,048,039
	Templeton Global Bond Fund Advisor Class		Mutual Funds		**	78,980,621
	Templeton World Fund Class Advisor		Mutual Funds		**	2,330,401
	Touchstone Sands Capital Select Growth Fund Class Y		Mutual Funds		**	8,083,722
	USAA Cornerstone Moderately Aggressive Fund		Mutual Funds		**	150,663
	USAA Emerging Markets Fund Institutional Shares		Mutual Funds		**	2,262,796
	USAA Government Securities Fund		Mutual Funds		**	975,107
	USAA Growth Fund Institutional Shares		Mutual Funds		**	1,196,770
	USAA Income Fund Institutional Shares		Mutual Funds		**	12,061,683
	USAA Income Stock Fund Institutional Shares		Mutual Funds		**	2,638,167
	USAA International Fund Institutional Shares		Mutual Funds		**	7,041,951
	Virtus Contrarian Value Fund Class I		Mutual Funds		**	3,183,434
	Virtus Small-Cap Core Fund Class I		Mutual Funds		**	1,125,257
	Western Asset Core Bond Fund Class IS		Mutual Funds		**	4,996,759
	Western Asset Core Plus Bond Fund Class IS		Mutual Funds		**	11,180,899
	Wells Fargo Advantage C&B Mid Cap Value Fund Institutional Class		Mutual Funds		**	447,043
	Wells Fargo Advantage Common Stock Fund Institutional Class		Mutual Funds		**	1,678,550
	Wells Fargo Advantage Discovery Fund Institutional Class		Mutual Funds		**	5,848,494
	Wells Fargo Advantage Government Securities Fund Institutional Class		Mutual Funds		**	827,416
	Wells Fargo Advantage Growth Fund Institutional Class		Mutual Funds		**	41,686,552
	Wells Fargo Advantage Large Cap Growth Fund Institutional Class		Mutual Funds		**	3,498,413
	Wells Fargo Advantage Opportunity Fund Institutional Class		Mutual Funds		**	2,704,203
	Wells Fargo Advantage Short-Term Bond Fund Institutional Class		Mutual Funds		**	8,785,372
	Wells Fargo Advantage Small Cap Value Fund Institutional Class		Mutual Funds		**	4,114,704
	Wells Fargo Advantage Small Company Value Fund Institutional Class		Mutual Funds		**	506,223
	Wells Fargo Advantage Special Mid Cap Value Fund Institutional Class		Mutual Funds		**	3,401,609
	Wells Fargo Advantage Ultra Short Income Fund Institutional Class		Mutual Funds		**	4,866,170
	BrokerageLink		Various		**	286,912,792
						10,410,074,944
*	**Participant Loans**		Loan	3.25% - 10.5%		147,954,857
	TOTAL					10,558,029,801

* Party-in-interest

** Cost information is not required for participant-directed accounts

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-192821) of Royal Dutch Shell plc of our report dated June 15, 2015 relating to the financial statements of Shell Provident Fund, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Houston, Texas
June 15, 2015